Mail Stop 4561
via fax (925) 236-4321

April 29, 2009

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

      Re: **Sybase, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed on February 27, 2009
               File No. 001-16493

Dear Mr. Chen:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on February 27, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. product development and engineering, general

and administrative, etc.). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.

Liquidity and Capital Resources, page 50

2.   We note your disclosures on page 51 where you indicate that management periodically evaluates whether funds not permanently reinvested can be repatriated based on local country operating needs, foreign governmental and regulatory controls, and/or dividend restrictions. Please tell us the amount of such funds that were restricted from repatriation at December 31, 2008 and tell us how your consideration to include this information in your liquidity discussion.

Contractual Obligations, page 53

3.   We note your disclosures on page 54 where you indicate that the Company has long-term liabilities related to FIN 48 contingencies of approximately $32 million, which are not included in your contractual obligations table as you cannot reasonably estimate the timing of settlements with the taxing authorities. Please reconcile this information to the $64.7 million of unrecognized tax benefits as disclosed in Note 8 and tell us why your disclosures regarding the Company's contractual obligations do not address all your FIN 48 liabilities.

Note One: Summary of Significant Accounting Policies

Revenue Recognition, page 71

4.   We note that fees from licenses sold together with consulting services are generally recognized upon shipment provided certain criteria are met. Please tell us how you determine VSOE for consulting services in these multiple element arrangements. In this regard, tell us if the rates for such services vary from customer to customer and if so, tell us how you are able to reasonably establish VSOE of fair value for such services pursuant to paragraph 10 of SOP 97-2.

5.   We also note that in certain circumstances, fees from licenses sold together with consulting services are recognized using the percentage of completion method of accounting. Tell us the amount of revenues recognized from these arrangements for each period presented.

Net Income Per Share, page 73

6.   We note your disclosure on page 73 where you indicate that the average price of the Company's stock did not exceed the conversion price of the Notes in the

fourth quarter of 2008 and accordingly, the computation of diluted earnings per share for fiscal 2008 excludes the dilutive effect of the Company's convertible debt. Tell how you considered the guidance in footnote 18 of SFAS 128 in computing the year-to-date diluted earnings per share for fiscal 2008. In this regard, we note from your response to our prior comment 3 of your letter dated December 12, 2008 that for the periods ended March 31, June 30, and September 30, 2008, contingently issuable shares included in dilutive earnings per share totaled 950,306, 4,050,130 and 4,742,721, respectively. Please explain further why the year-to-date computations did not include the weighted-average of the contingent shares for the interim periods in which they were included.

Note Eleven: Business Combinations, page 102

7.   We note from your disclosures on page 102 that the Company's basis for determining the allocation of the purchase price for certain acquisitions included consideration of a valuation prepared by an independent third-party appraiser. We further note that the Company also considered this independent appraiser's valuation methodology in determining the appropriate useful life of the intangible assets acquired. Please describe, in greater detail, the nature and extent of the third party appraiser's involvement in the determination of the purchase price allocation and useful life of acquired intangibles and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance. In this regard, we note that you appear to have current registration statements that incorporate by reference your Form 10-K.

Item 9A. Controls and Procedures, page 108

8.   We note your disclosure that based on an evaluation of your disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures "were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In this regard, if your conclusions concerning the effectiveness of the Company's disclosure controls and procedures refer to the

definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should either provide the entire definition or alternatively, you may conclude that your disclosure controls and procedures were "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant at (202) 551-3481 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief